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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Planet Technologies, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

727044 20 8

(CUSIP Number)

William Barkett
7541 Eads Avenue
La Jolla, California 92037
(858) 824-0888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

1.	Name of Reporting Person: William Barkett		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 308,456

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 308,456

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 308,456

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.2%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

     This statement on Schedule 13D (this “Statement”) relates to the common stock, no par value (the “Common Shares”), of Planet Technologies, Inc., a California corporation (“Planet” or the “Company”). The principal executive offices of Planet are located at 6835 Flanders Drive, Suite 100, San Diego, California 92121.

Item 2. Identity and Background

          (a) William Barkett (“Reporting Person”)

          (b)7541 Eads Avenue, La Jolla, California 92037

          (c) Private Investor

          (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violations with respect to such laws.

          (f) United States.

Item 3. Source and Amount of Funds or Other Consideration

     The common stock shares of Planet were issued to the Reporting Person as consideration for his interest in Allergy Free, LLC, and pursuant to that Asset Purchase Agreement entered into by Planet and Allergy Free as of November 30, 2004, wherein Planet acquired the assets of Allergy and assumed certain of the liabilities of Allergy Free.

Item 4. Purpose of Transaction

     The Reporting Person has not formulated any plans, proposals or otherwise that relate to or would otherwise result in any matter required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Person beneficially owns 308,456 shares of common stock of Planet, or Sixteen and 2/10th Percent (16.2%) of the total outstanding common stock of Planet.

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     (b) The Reporting Person has the sole power to vote and the sole power to dispose or to direct the disposition all 308,456 shares of common stock of Planet.

     (c) Other than the transaction reported on this Schedule 13D, the Reporting Person has not effected any transaction in shares of the common stock of Planet during the preceding 60 days.

     (d) No other person is known to have the right to receive the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Shares were issued pursuant to the terms of the Asset Purchase Agreement. The Reporting Person is entitled to the rights of the holder of securities under the Registration Rights Agreement dated November 30, 2004.

Item 7. Material to be Filed as Exhibits

     Exhibit 1. Asset Purchase Agreement, and amendments thereto, between Planet and Allergy Free effective November 30, 2004.

     Exhibit 2. Registration Rights Agreement between Planet and Allergy Free dated November 30, 2004.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

REPORTING PERSON:

Date: December 9, 2004	By:	/s/ William Barkett
William Barkett

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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